UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: February 28, 2010
Estimates average burden
Hours per response . . . 12.00

[redacted]

10029425

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing
Section

MAR 01 2010

Washington, DC
112

SEC FILE NUMBER
8 - 50822

*AB
3/5

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

A&F Financial Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3366 Park Avenue, Suite 300
(No. And Street)

Wantagh	NY	11793
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barbara Halpern — (203) -210-7364 (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB
3/19

OATH OR AFFIRMATION

I, Daniel Dvorzńak, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of A&F Financial Securities, Inc., as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President

Title

Notary Public

SAMANTHA ROUMPAS
NOTARY PUBLIC, State of New York
No. 01RO6131430
Qualified in Nassau County
Commission Expires August 1, 2013

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A & F FINANCIAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To The Board of Directors And Stockholders of
A & F Financial Securities, Inc.

We have audited the accompanying statement of financial condition of A & F Financial Securities, Inc. as of December 31, 2009. This financial statement is the responsibility of the company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of A & F Financial Securities, Inc. as of December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

Fulvio + Associates LLP

New York, New York
February 24, 2010

A & F FINANCIAL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2009

ASSETS

Cash	$ 123,096
Due from Clearing Brokers	621,321
Fixed Assets (net of accumulated depreciation of $25,340)	18,464
Loans Receivable	65,002
Other Assets	100,493
TOTAL ASSETS	$ 928,376

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:	
Accounts Payable and Accrued Expenses	395,452
Total Liabilities	$ 395,452
Stockholders' Equity	
Common Stock, $1 Par Value; 200,000 Shares Authorized, 300 Shares Issued And 225 Outstanding	225
Additional Paid-In-Capital	130,075
Retained Earnings	567,624
Treasury stock, at cost, 75 shares	(165,000)
Total Stockholders' Equity	532,924
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 928,376

The accompanying notes are an integral part of this financial statement.

A & F FINANCIAL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2009

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BUSINESS DESCRIPTION:

Description of Business

A & F Financial Securities, Inc. (the "Company") was incorporated in the State of Florida on December 8, 1997 . The Company registered as a broker-dealer with the Securities and Exchange Commission ("SEC") on May 12, 1998, and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). As a non-clearing broker-dealer, the Company is exempt from the provisions of Rule 15c3-3, as all customers accounts, as defined, are carried by the clearing broker.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain recorded amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and revenue and expenses for the period reported. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

From time to time, the Company's cash balance with institutions exceeds the maximum FDIC insurance limit of $250,000. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

Revenue Recognition

The Company records commission revenue and expenses on a trade date basis.

Office Equipment

Depreciation is provided on a straight line basis using useful lives of 5 to 7 years for furniture, fixtures and equipment.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BUSINESS DESCRIPTION: (continued)

Office Equipment (continued)

Office equipment consists of the following:

Office equipment	$ 27,793
Computers	16,011
	43,804
Accumulated Depreciation	25,340
	$ 18,464

NOTE 2. NET CAPITAL REQUIREMENT

The company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2009 the Company had net capital as defined, of $348,966, which was $298,966 in excess of its required net capital of $50,000.

NOTE 3. INCOME TAXES

The Company elected to be taxed as an "S" Corporation for federal and state purposes. An "S" Corporation generally pays no income taxes and passes through substantially all taxable income to the stockholders of the Company.

NOTE 4. DUE FROM BROKERS

The clearing and depository operations for the customers' securities transactions are provided by its clearing brokers, Wedbush Morgan Securities Inc. and Legent Clearing LLC.

The Company has agreed to indemnify its clearing brokers for losses that the clearing brokers may sustain from the customer accounts introduced by the Company. As of December 31, 2009, there were no amounts owed to the clearing brokers by these customers in connection with normal cash, margin and delivery against payment transactions.

At December 31, 2009, the receivable from the clearing brokers represents cash maintained at the clearing broker and commissions receivable earned as an introducing broker for the transactions of its customers.

A & F FINANCIAL SECURITIES, INC.
NOTES TO FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2009
(continued)

NOTE 5. LOANS RECEIVABLE

Loans receivable consists advances to employees of $65,002. The notes and advances are non-interest-bearing and are due on demand.

NOTE 6. ACCOUNTS PAYABLE AND ACCRUED EXPENSES

Accounts payable and accrued expenses consist of liabilities and expenses incurred in the ordinary course of business that amount to $395,452.

NOTE 7. COMMITMENTS

The Company entered into a lease on January 12, 2010 for its operations in Syosset, New York. The Company is also responsible for its proportionate share of real estate taxes and other operating expenses. The lease expires in February 2016.

Minimum future lease payments under the non-cancelable operating lease in years subsequent to December 31, 2009 are as follows

Year Ending Dec 31,	Amount
2010	$ 73,217
2011	75,047
2012	77,299
2013	79,618
2014	82,006
Thereafter	86,380
Total	$ 473,567

NOTE 8. RETIREMENT PLAN

The company sponsors a retirement plan for its eligible employees. The company made total contributions of approximately $40,000 to the plan during the year ended December 31, 2009.